UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41324

AKANDA CORP.

(Registrant’s Name)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Chief Financial Officer

On July 5, 2022, Mr. Trevor Scott notified Akanda Corp. (the “Company”) of his resignation as Chief Financial Officer and Secretary of the Company, effective on January 5, 2023 following a six-month notice period as required under the provisions of the Service Agreement dated January 24, 2022 between Mr. Scott, the Company, and Canmart Ltd, a subsidiary of the Company.

Mr. Scott has advised that his resignation was due to personal reasons and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Company is actively searching for a candidate to succeed Mr. Scott as Chief Financial Officer and Secretary. Mr. Scott will continue as the Company’s Chief Financial Officer and Secretary until the effective date of his resignation.

Mr. Tej Virk, Chief Executive Officer of the Company, said, “On behalf of the board of directors and management team, I want to thank Trevor for his valuable contributions to the Company and wish him all of the best in his future endeavors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.

By	:	/s/ Tejinder Virk
Name	:	Tejinder Virk
Title	:	Chief Executive Officer and Director

Date: July 6, 2022